                                                Filed by Price Enterprises, Inc.
                                                  pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                                     Commission File No: 0-20449
                                       Subject Company: Excel Legacy Corporation


NEWS

                              EXCEL LEGACY CORPORATION & PRICE ENTERPRISES, INC.
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE
Graham R. Bullick, Ph.D., Excel Legacy Corporation        (858) 675-9400


               EXCEL LEGACY AND PRICE ENTERPRISES ANNOUNCE MERGER

            WARBURG PINCUS TO INVEST $100 MILLION IN COMBINED COMPANY

SAN DIEGO, CA. (March 21, 2001) - Excel Legacy Corporation (XLG) and Price Enterprises, Inc., (PREN) announced today that they have entered into a definitive merger agreement under which Legacy and Price Enterprises will merge to form Price Legacy Corporation, which will operate as a REIT. Price Legacy Corporation also will operate a wholly owned Taxable REIT Subsidiary ("TRS") which will be named Excel Legacy Corporation. In the merger, each outstanding share of Legacy common stock will be converted into two-thirds of a share of Price Legacy Corporation common stock. The shares of Price Enterprises 8 3/4% Series A Cumulative Redeemable Preferred Stock and common stock outstanding at the time of the merger will remain outstanding as shares of the combined company. The merger, which is structured to qualify as a tax-free reorganization, is subject to the approval of the stockholders of both companies and other customary closing conditions. The merger is expected to close by mid-2001.

Announced concurrently with the merger was a $100 million investment by Warburg Pincus, the global private equity firm, in Price Legacy Corporation. Under the terms of the investment, Warburg Pincus will purchase approximately 18 million shares of a new class of preferred stock, 9% Series B Junior Convertible Redeemable Preferred Stock, and warrants to purchase an aggregate of 2.5 million shares of common stock of Price Legacy Corporation at an exercise price of $8.25 per share. The Series B Preferred Stock is convertible under certain conditions into common stock of Price Legacy Corporation at $5.56 per share after 24 months from the date of issuance. The 9% coupon will be paid in kind with additional Series B Preferred Stock for the first 45 months from issuance. Upon consummation of the investment, Warburg Pincus will designate Reuben S. Leibowitz and Melvin L. Keating to the Board of Directors of Price Legacy Corporation. The Warburg Pincus investment is also subject to various conditions, including stockholder approval. Since the Warburg Pincus investment and the merger are subject to substantially the same conditions, it is expected that the two transactions will close concurrently (assuming they are both completed).

Gary B. Sabin, current Chairman of Excel Legacy, will become C.E.O. of the combined Price Legacy Corporation. He said: "At present Legacy owns approximately 91.3% of the common stock of Price Enterprises. We have been managing the Legacy and Price Enterprises properties for some time, so it is a natural progression to combine these two companies." He continued: "The merger transaction and the investment from Warburg Pincus should give Price Legacy Corporation a strong financial foundation from

                                  -continued-
which it can continue to grow and operate. We are delighted to effect this merger and welcome Warburg Pincus as a partner to our shareholder base."

The merger agreement obligates Price Enterprises to complete a tender offer for all outstanding shares of Price Enterprises common stock (other than those shares currently held by Legacy) at a cash price of $7.00 per share. Legacy currently owns approximately 91.3% of Price Enterprises' common stock, with approximately 1,150,000 shares held by the public. The merger agreement further obligates Price Enterprises to initiate an exchange offer in which holders of Legacy's outstanding debentures and notes will be offered shares of Price Enterprises 8 3/4% Series A Cumulative Redeemable Preferred Stock in exchange for their debt securities valued at par. The tender offer and exchange offer are conditioned on, and expected to close concurrently with, the merger.

Following the merger, Price Legacy Corporation and its wholly owned TRS will own and operate 45 properties and be involved in 13 development projects in 12 states. The TRS will operate properties and projects originally owned by Legacy that are not currently expected to be transferred to or operated by Price Legacy Corporation.

Added Sabin: "The reorganization is made possible because of recent changes in tax laws allowing a REIT to own a taxable C corporation. This will provide the flexibility we sought when Legacy was formed while also allowing Price Legacy Corporation to benefit from the tax favored treatment of REIT status. It simplifies our story, and concentrates our focus on the area we know best --- open-air retail centers."

Also commenting on the transaction was James Y. Nakagawa, Chief Financial Officer of Legacy and Price Enterprises, who stated "This transaction should simplify our financial reporting and allow Price Legacy to report balance sheets and income statements on a consolidated basis. It presents the new company, Price Legacy Corporation, in a much clearer financial light. We will report Funds From Operations (FFO), a REIT industry standard financial parameter, which we believe will make the company much easier to compare and contrast to others within our real estate sector."

Legacy and Price Enterprises also announced their intention to dispose of up to $200 million of non-core holdings of the two companies. The assets to be sold include existing properties considered by management not to fit in the core holdings and the previously announced continued disposition of smaller development projects. Price Legacy Corporation plans to use the proceeds to acquire high quality, open-air retail centers which will complement the existing property portfolio. The influx of capital will also allow Price Legacy Corporation to continue its development efforts on its existing larger, mixed-use retail developments. The companies have entered into sale contracts for some of these assets, which are subject to customary closing conditions, and are in the initial stages of effecting the sales of other assets. On December 31, 2000, the Price Enterprises portfolio consisted of 34 properties comprising approximately 4.4 million square feet with annual total revenue of approximately $72 million.

The agreement provides that at the closing the Board of Directors of Price Legacy Corporation will consist of Jack McGrory, Chairman; Gary B. Sabin, Co-Chairman and Chief Executive Officer; Richard B. Muir, Vice-Chairman; James Cahill; Reuben S. Leibowitz; Melvin L. Keating; Murray Galinson; and Keene Wolcott. Graham R. Bullick will be President and Chief Operating Officer of Price Legacy Corporation and Richard B. Muir will be President and Chief Operating Officer of the TRS, Excel Legacy Corporation. The remaining executive officers of Price Enterprises and Legacy will continue to serve as the executive officers of Price Legacy Corporation and the TRS following the merger. Sol Price is currently a major shareholder of the Series A preferred stock of Price Enterprises and is expected to continue to be a major shareholder of the Series A preferred stock of Price Legacy Corporation following the merger.

ABOUT WARBURG PINCUS

Warburg Pincus is one of the largest private equity firms in the world, with 50 partners and 95 professionals in the United States, Europe, Asia and Latin America investing across a variety of industries and company stages from venture capital start-ups to buyouts. Since 1971, Warburg Pincus has invested approximately $12 billion in over 400 companies. For more information, please visit WWW.WARBURGPINCUS.COM.

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities of Legacy or Price Enterprises. The merger, tender offer, exchange offer and Warburg Pincus investment will be effected only through a joint proxy statement/prospectus, offer to purchase, offer to exchange and related information. Investors are urged to read these materials when they become available, because they will contain important information. The joint proxy statement/prospectus, offer to purchase, offer to exchange and related information will be filed with the Securities and Exchange Commission by Legacy and Price Enterprises. Investors may obtain a free copy of these materials (when they become available) and other documents filed by Legacy and Price Enterprises at the Commission's web site at http://www.sec.gov.

                                     ####

Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of the companies and Price Legacy Corporation to differ materially from historical results or from any results expressed or implied by such forward-looking statements, including without limitation: risks that the merger, tender offer, exchange offer or Warburg Pincus investment will not be completed on the terms described in the agreements or this release or at all; national and local economic conditions; the competitive environment in which the companies operate and Price Legacy Corporation will operate; financing risks; property management risks; acquisition and development risks; potential environmental and other liabilities; and other factors affecting the real estate industry generally. The companies refer you to the documents filed by the companies from time to time with the Securities and Exchange Commission, specifically the sections titled "Certain Cautionary Statements" in Legacy's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and "Factors That May Affect Future Performance" in Price Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which discuss these and other factors that could adversely affect the companies' results.